SUZANO
PETROQUÍMICA

Av. Brigadeiro Faria Lima, 1355 – 9º andar
01452-919 - São Paulo - SP
Telefone: (011) 3037-9060/9061 Fax: (011) 3814-8326

04 JAN -2 AM 7:21

04012213

December 05, 2003.
Our ref.: 032/2003

SUPPL

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File nº. 82-34667

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission two copies of the Quarterly Financial Information referring to the period ended on September 30, 2003.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

FILE Nº 82-34667

KPMG

'04 JAN -2 AM 7:21

Suzano Petroquímica S.A.

Independent accountant's review report
Interim Financial Information
September 30, 2003

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountant's review report

To
The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have reviewed the Interim Financial Information of Suzano Petroquímica S.A., for the nine-month period ended September 30, 2003, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil. The interim financial information of the subsidiary Politeno Indústria e Comércio S.A. was reviewed by other independent auditors and their report was provided to us. Our report, regarding this investment, represents 18.9% of total assets and the equity earnings of this subsidiary represents 91% of the net result for the period, is exclusively based on the report of the other independent auditors.

Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accounting, and consisted, basically, of: (a) inquire and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, significant effects on the financial situation and the operations of the Company.

Based on our special review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any significant change which should be made in the quarterly information above, so that they are in accordance with the accounting practices adopted in Brazil and rules issued by CVM (Comissão de Valores Mobiliários), specifically applicable to the preparation of the mandatory quarterly information.

November 4, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9000	3037-9181	3037-9500	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3037-9013	3037-9076		

15-E-MAIL

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence to Company)

1-NAME
João Pinheiro Nogueira Batista

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6-UF
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9000	3037-9181	3037-9500	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3037-9013	3037-9076	

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2003	12/31/2003	3	07/01/2003	09/30/2003	2	04/01/2003	06/30/2003

9- AUDITOR NAME	10 -CVM CODE
KPMG - Auditores Independentes	00418-9
11 - NAME OF THE RESPONSABLE TECHNICIAN	12 - GTR RESPONSABLE TECHNICIAN
José Luiz Ribeiro de Carvalho	007.769.948-32

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 09/30/2003	2-PRIOR QUARTER 06/30/2003	3-SAME QUARTER OF LAST YEAR - 09/30/2002
PAID CAPITAL			
COMMON	97,375	97,375	97,375
PREFERRED	123,820	123,820	123,820
TOTAL	221,195	221,195	221,195
TREASURY SHARES			
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S CHARACTERISTICS

1-TYPE OF COMPANY: COMMERCIAL AND INDUSTRIAL COMPANY AND OTHERS
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL PRIVATE NATIONAL
4-ACTIVITY CODE 1170000 - PARTICIPATION AND ANY CORPORATION
5-MAIN ACTIVITY PARTICIPATION AS A PARTNER OF ANY CORPORATION
6-CONSOLIDATED (YES/NO) NO
7-TYPE OF ACCOUNTANTS' REVIEW REPORT WITHOUT EXCEPTION

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-NAME

01.08 - DIVIDENDS DETERMINED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-REVENUE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.09 - PAD-IN CAPITAL STOCK AND ALTERATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
11/13/2003	

(1) EOGM - Extraordinary and Ordinary General Meetings
(A FREE TRANSLATION OF THE ORIGINAL FORMS IN PORTUGUESE SUBMITTED TO CVM WHICH HAD SOME FIGURES IN THE BALANCE SHEET ONDENSED).

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 09/30/2003	4- 06/30/2003
1	TOTAL ASSETS	873,125	866,127
1.01	CURRENT ASSETS	15,904	21,078
1.01.01	CASH AND CASH EQUIVALENTS	2,900	4,434
1.01.01.01	CASH AND BANKS	7	10
1.01.01.02	INTEREST EARNING BANK DEPOSITS	2,893	4,424
1.01.02	DEBTORS	13,004	16,644
1.01.02.01	DIVIDENDS RECEIVABLE	8,078	8,078
1.01.02.02	INTEREST ON SHAREHOLDER'SEQUITY	548	4,265
1.01.02.03	RECOVERABLE TAXES	4,281	4,212
1.01.02.04	OTHER DEBTORS	97	89
1.01.03	INVENTORIES	0	0
1.01.04	OTHERS	0	0
1.02	LONG TERM ASSETS	12,289	12,289
1.02.01	ACCOUNTS RECEIVABLE	0	0
1.02.02	LOANS WITH RELATED COMPANIES	12,289	12,289
1.02.02.01	LOANS WITH AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS WITH SUBSIDIARIES	12,289	12,289
1.02.02.03	LOANS WITH OTHER RELATED COMPANIES	0	0
1.02.03	OTHERS	0	0
1.03	PERMANENT ASSETS	844,932	832,760
1.03.01	INVESTMENTS	844,300	832,132
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	838,790	826,455
1.03.01.02.01	SUZANO QUÍMICA LTDA.	671,810	668,404
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	166,980	158,051
1.03.01.03	OTHER INVESTMENTS	5,510	5,677
1.03.01.03.01	UNAMORTIZED GOODWILL (DISCOUNT)	5,510	5,677
1.03.02	PROPERTY.PLANT AND EQUIPMENT	632	628
1.03.02.01	OTHER ASSETS	632	628

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 09/30/2003	4- 06/30/2003
2	TOTAL LIABILITIES	873,125	866,127
2.01	CURRENT LIABILITIES	6,908	6,993
2.01.01	LOANS AND FINANCING	6,165	6,457
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES, RATES AND CONTRIBUTIONS	62	42
2.01.04.01	TAXES PAYABLE	62	42
2.01.05	DIVIDENDS PAYABLE	7	7
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	0	0
2.01.08	OTHERS	674	487
2.01.08.01	REMUNERATION AND PAYROLL TAXES	609	456
2.01.08.02	ACCOUNTS PAYABLE	65	31
2.02	LONG TERM LIABILITIES	12,136	15,003
2.02.01	LOANS AND FINANCING	12,136	15,003
2.02.01.01	LOANS AND FINANCING	12,136	15,003
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	LOANS FROM RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.03	FUTURE ACCOUNTING PERIODS RESULTS	0	0
2.05	SHAREHOLDERS' EQUITY	854,081	844,131
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,542	2,542
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	2,542	2,542
2.05.04	PROFIT ESERVES	64,595	64,595
2.05.04.01	LEGAL RESERVE	3,874	3,874
2.05.04.02	RESERVE REQUIRED BY COMPANY BY LAWS	54,229	54,229
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS	6,492	6,492
2.05.05	ACCUMULATED PROFIT (LOSS)	(7,439)	(17,389)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

003.01 - STATEMENTS OF INCOME QUARTERLY (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2003 TO 09/30/2003	4- FROM 01/01/2003 TO 09/30/2003	5- FROM 07/01/2002 TO 09/30/2002	6- FROM 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE OF SALES AND/ OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	9,950	(7,439)	104,063	154,490
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(2,048)	(5,242)	(1,359)	(3,709)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(2,048)	(5,242)	(1,359)	(3,709)
3.06.03	FINANCIAL RESULT	(170)	(249)	726	1,823
3.06.03.01	FINANCIAL REVENUES	396	1,758	1,301	4,560
3.06.03.02	FINANCIAL EXPENSES	(566)	(2,007)	(575)	(2,737)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	12,168	(1,948)	104,696	156,376
3.06..06.01	EQUITY INTEREST IN SUBSIDIARIES	12,335	(1,447)	104,863	156,877
3.06.06.02	AMORTIZATION OF GOODWILL	(167)	(501)	(167)	(501)
3.07	OPERATING INCOME	9,950	(7,439)	104,063	154,490
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	9,950	(7,439)	104,063	154,490
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	9	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	EMPLOYEES	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	9,950	(7,439)	104,063	154,490
	NUMBER OF SHARES (WITHOUT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	INCOME PER SHARE - R$	0.04498		0.47046	0.69843
	LOSS PER SHARE		(0.03363)		

04.01 - EXPLANATORY NOTES

(In thousands of reais)

1 - OPERATIONS

The Company mainly holds interests in petrochemical companies.

2 - PRESENTATION OF THE INTERIM FINANCIAL INFORMATION

The interim financial information was prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year ended December 31, 2002 and can be summarized as follows:

Interest earning bank deposits - recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Investments - in subsidiaries were valued using the equity method, and other investments were valued at cost. The goodwill is based on future economic benefits and is amortized over a 10 year period;

Property, plant and equipment - is recorded at acquisition, formation or construction cost. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;

Income and social contribution taxes - income tax is calculated at the rate of 15% of adjusted income, plus an additional of 10%. Social contribution tax is calculated at the rate of 9% of adjusted book income;

Rights and obligations - are price-level restated according to the exchange rates or index and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

Interest on loans and financing - interest on loans and financing are recorded in accordance with the term of the contracts utilizing the effective interest rate.

4 - RELATED PARTIES

	September 30, 2003	June 30, 2003
Advance for future capital increase		
Suzano Química Ltda.	12,289	12,289

5 - INVESTMENTS

	Investments	
	September 30,2003	June 30,2003
Subsidiaries		
Suzano Química Ltda.	671,810	668,404
SPQ Investimentos e Participações Ltda.	166,980	158,051
	838,790	826,455
Unamortized goodwill	5,510	5,677
TOTAL	844,300	832,132

Statement of investments in subsidiaries

	Suzano Quimica Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Ownership interest			
June 30, 2003			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
September 30, 2003			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries / affiliates			
Share capital	629,703	144,376	
Adjusted shareholder's equity	671,810	166,980	
Adjusted results for the period	(24,051)	22,604	
c) Investments			
December 31, 2001	542,345	164,925	707,270
Purchase and subscription of shares	24,790		24,790
Revaluation reserve	2,542		2,542
Equity interest	142,751	(8,049)	134,702
Interest on shareholders' equity	(16,577)		(16,577)
December 31, 2002	695,851	156,876	852,727
Purchase and subscription of shares	10		10
Investment reduction (1)		(12,500)	(12,500)
Equity interest	(24,051)	22,604	(1,447)
September 30, 2003	671,810	166,980	838,790

(1) It relates to the transfer of resources from the subsidiary, in order to allow the Company to pay for interest on shareholders' equity and dividends.

For better presentation of the investments in the direct subsidiaries Suzano Química Ltda and SPQ Investimentos e Participações Ltda. the changes of these investments are presented below.

	Suzano Quimica					SPQ Investimentos e Participações Ltda.
	Rio Polimeros S.A. (1)	Suzanopar Petroquimica Ltd. (2)	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A. (3)	Politeno Indústria e Comércio S.A (3)
a) Ownership interest						
June 30, 2003						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.39%
September 30, 2003						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.39%
b) Information on subsidiaries / affiliates						
Share capital	771,920	179,497	275,080	148,854	66,344	246,648
Adjusted shareholder's equity	771,920	191,613	406,387	175,292	23,459	485,306
Adjusted results for the period		2,953	51,495	30,194	(342)	51,712
c) Investments						
December 31, 2001	66,546	290,287	141,135	20,364	25,226	134,250
Purchase and subscription of shares	79,977		23,588		11,904	
Negative goodwill on subscription of shares					2,563	
Revaluation reserve				2,542		
Investment reduction		(84,560)				
Dividends						(6,061)
Equity interest		151,965	12,724	6,131	(19,801)	18,906
December 31, 2002	146,523	357,692	177,447	29,037	19,892	147,095
Purchase and subscription of shares	110,784					
Investment reduction		(112,461)				
Dividends						(4,078)
Equity interest		(53,618)	25,746	6,230	(286)	22,827
September 30, 2003	257,307	191,613	203,193	35,267	19,606	165,844

(1)Pre-operating stage enterprise – according to the project finance and until completion of the project, Suzano Quimica will be required to subscribe additional share capital amounting to US$ 65 million, aproximately;

(2).Transfer of resources for the purpose of capital increase in Rio Polimeros S.A.;

(3) Polipropileno Participações S.A. and Politeno Indústria e Comércio S.A. hold direct interests of 10.93% and 11.11%, respectively, in Nordeste Quimica S.A. - NORQUISA. These interests were measured using the equity method based on the net equity of this investee as of May 31, 2002.

With the equity restructuring of COPENE - Petroquimica do Nordeste S.A. resulting in the creation of Braskem S.A. as approved in the extraordinary shareholders' meeting of August 16, 2002, NORQUISA, which previously held control of Copene, had its interest reduced and lost control over COPENE, now Braskem, and as a result the condition of joint control of NORQUISA by Polipropileno Participações S.A. and Politeno Indústria e Comércio S.A. over NORQUISA no longer exists.

Since then the companies ceased to have influence over the administration of NORQUISA, changing the valuation criteria from equity interest to cost using as source the company's net equity as of May 31, 2002, the same date of the balance sheet used for purposes of the restructuring process.

6 - LOANS AND FINANCING

Loans and financing

	Index	Interest	September 30, 2003		June 30, 2003
			Short-term	Long-term	
Investment financing for purchase of shares in the privatization of Politeno Indústria e Comércio S.A.	TR	6.5% p.a.	6,165	12,136	21,460

The long-term portion of loans and financing mature as follows:

2005	6,068
2006	6,068
	12,136

7 - SHARE CAPITAL

The Capital subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares with voting rights and 123,819,934 preferred shares with no voting rights.

8 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at September 30, 2003 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Loans and financing in local currency	18,301	18,236

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliates, credits with affiliates and investment financing.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded in accordance with the equity method, and no market value comparison exists in face of the characteristics of the investments.

The balances of investment financings had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those instruments of the same nature.

9 - GUARANTEES

As of September 30, 2003 and June 30, 2003, guarantees provided to subsidiaries and affiliates were as follows:

	September 30, 2003	June 30, 2003
Suzano Química Ltda.		
Letter of guarantee	87,199	85,158
Politeno Indústria e Comércio S.A.		
IFC - Plant modernization	1,514	1,471
Guarantees related to the total petrochemical net assets split off from Companhia Suzano de Papel e Celulose, which are being transferred, are as follows:		
Petroflex Indústria e Comércio S.A.		
BNDES	10,557	11,260
Banco do Brasil - Privatization Coperbo	1,220	1,802
	11,777	13,062
Polibrasil Resinas S.A.		
Credit line FMO	134,307	130,134
BNDES	50,123	52,496
	184,430	182,630
Total	284,920	282,321

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

MANAGEMENT REPORT

THIRD QUARTER OF 2003

Suzano Petroquímica S.A. recorded an income of R$ 9.95 million in the third quarter, originated basically from the equity result of subsidiaries and affiliated companies as presented below:

	% Share Capital	Equity (R$ million)
Total equity		12.3
Through SPQ Investimentos e Participações Ltda.		8.9
SPQ Investimentos e Participações Ltda.	100.0	(0.2)
Politeno Indústria e Comércio S/A	33.4	9.1
Through Suzano Química Ltda.		3.4
Suzano Química Ltda.	100.0	(0.5)
Polibrasil Participações S/A	50.0	(1.8)
Petroflex Indústria e Comércio S/A	20.1	0.8
Suzanopar Petroquímica Ltd.	100.0	4.9

The petrochemical sector went through two distinct moments during the first six months of 2003. In the first quarter, preventive inventories were formed by customers anticipating their orders in view of successive increases in prices of oil and naphtha, while the second quarter was characterized by the expectation of a drop decline in prices and high inventory levels, forcing industries to intensify their exports during the period.

Results for the third quarter indicate an upswing trend confirmed by the new indicators that brought a certain relief to the sector. Factors such as the replacement of inventories, due to good part of the customers along the chain had inventories below the desired levels, and the sector's seasonality due specially by the end of year holidays, helped in this recovery.

This way, the perspectives for the last quarter of the year are positive. It is expected that the latest measures taken by the Government, such as the successive reduction in interest rates and the concession of credit incentives through specific credit facilities, will lead to the recovery of the workers' purchasing power and improve the economic activity.

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

The accumulated net income, in the third quarter of 2003, reached R$ 17.2 million, compared to R$ 19.2 million for the same period of the previous year, accumulating R$51.7 million in the first nine months of the year, 33% higher than the same period in 2002.

In September 2003, management decided to sell part of the total accumulated credits of ICMS tax obtained from the purchase of raw material and inputs for production, up to the amount of R$ 38 million. As a result of this decision a provision was made for an adjustment to the realization value in the amount of R$ 4.94 million.

Total sales of the Company were 7% above those recorded in the third quarter of 2002, resulting, mainly, from the 47% increase in sales in the export market. The increase of exports reflects the strategy adopted by the company to compensate the retraction in the domestic market.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the implementation of the Rio de Janeiro Gas-Chemical Complex up to September 2003, the total investment in Rio Polímeros amounted to the equivalent of US$ 630.1 million, of which US$ 356.7 million were funds from loans and US$ 273.4 million were paid in by shareholders. Of the amount of US$ 630.1 million, the equivalent of US$ 267 million were invested during the first nine months of 2003 (US$ 105.1 million by the shareholders and US$ 161.9 million funded by Project Finance).

The relevant fact occurred during the third quarter of 2003 that is worth mentioning, was the lifting in the Rio Polímeros industrial area of the two large fractioning towers - ethylene and propylene -, the purge bins and reactors.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A./ Polibrasil Resinas S.A.

In the third quarter of 2003, Polibrasil recorded a loss of R$ 2.3 million. The result of this period reflects the decrease in the contribution margin that occurred from the second to the third quarter, mainly due to the increase in the volume of exports and the higher cost of propane. Despite this loss the company recorded an accumulated net income of R$ 55.4 million in the first nine months of 2003 compared to the R$ 19.6 million recorded in the same period of last year, a result by the effect of the valuation of the Real against the Dollar on debt in foreign currency contracted during the construction of the company's new polypropylene production unit.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

From January to September of this year Petroflex presented a net income of R$ 30.2 million, exceeding more than three times the profit of R$ 9.2 million recorded for the same period last year.

The net income of R$ 4.0 million recorded in the third quarter, was 12%, higher than the amount recorded in the second quarter of this year, despite being 2% lower when compared to the same period of 2002. The performance presented by the company in this quarter reflects the higher sales volume and the improvement in the mix of products sold.

The highlights of this quarter were the record of exported volumes achieved in the month of July and the opening of the company's office in Europe.

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, whose cash and cash equivalents in foreign currency are basically destined to the investments of Suzano Química in Rio Polímeros, for the implementation of the Rio de Janeiro Gas-Chemical Complex. From January to September of this year, the amount of US$ 36.7 million was transferred, and the equivalent of US$ 35.6 million was paid into Rio Polímeros.

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- GENERAL TAXPAYERS REGISTER	4- CLASSIFICATION	5- SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS'EQUITY %	7-TYPE OF CO.	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9-QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	80.10	1	629,703	629,703
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	19.55	1	144,376	144,376
4	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	23.79	1	120,606	120,606
5	POLIPROPILENO S/A	13.604.087/0001-58	5	97.68	25.21	1	120,993,779	120,993,779
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	22.43	1	61,400	73,400
7	POLITENO INDÚSTRIA E COMÉRCIO S/A	13.603.683/0001-13	5	33.39	19.42	1	15,137,407	15,137,407
8	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	30.13	1	222,660	197,096

4 - CLASSIFICATION:
1- PUBLICLY SUBSIDIARY
2- PUBLICLY AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

Independent accountant's review report

To
The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have reviewed the Interim Financial Information of Suzano Petroquímica S.A., for the nine-month period ended September 30, 2003, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil. The interim financial information of the subsidiary Politeno Indústria e Comércio S.A. was reviewed by other independent auditors and their report was provided to us. Our report, regarding this investment, represents 18.9% of total assets and the equity earnings of this subsidiary represents 91% of the net result for the period, is exclusively based on the report of the other independent auditors.

Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accounting, and consisted, basically, of: (a) inquire and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, significant effects on the financial situation and the operations of the Company.

Based on our special review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any significant change which should be made in the quarterly information above, so that they are in accordance with the accounting practices adopted in Brazil and rules issued by CVM (Comissão de Valores Mobiliários), specifically applicable to the preparation of the mandatory quarterly information.

November 4, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2003 TO 09/30/2003	4- FROM 01/01/2003 TO 09/30/2003	5- FROM 07/01/2002 TO 09/30/2002	6- FROM 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	3.448	(23.797)	108.570	180,307
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(631)	(2,407)	(613)	(1,156)
3.06.03	FINANCIAL RESULT	130	538	93	456
3.06.03.01	FINANCIAL REVENUES	237	1,004	168	615
3.06.03.02	FINANCIAL EXPENSES	(107)	(466)	(75)	(159)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	3,949	(21,928)	109,090	181,007
3.07	OPERATING INCOME	3,448	(23,797)	108.570	180,307
3.08	NON OPERATING INCOME	0	0	(2,563)	0
3.08.01	REVENUES	0	0	(2,563)	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	3,448	(23.797)	106,007	180,307
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(42)	(254)	(1,942)	(1,942)
3.11	DEFERRED INCOME TAX	0	0	0	(6,735)
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	3,406	(24,051)	104,065	171,630
	NUMBER OF SHARES (without shares in treasury - In Thousand)	629,703	629,703	604,903	604,903
	INCOME PER SHARE-R$	0.00541		0.17204	0.28373
	LOSS PER SHARE		(0.03819)		

02- SUBSIDIARIES/AFFILIATED COMPANIES

1 - COMPANY NAME
SUZANO QUÍMICA LTDA

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:SUZANO QUÍMICA LTDA.

The income of the subsidiary Suzano Química Ltda. is derived mainly from its direct equity in Petroflex Indústria e Comércio S/A, in Rio Polímeros S/A and its indirect equity in Polibrasil Resinas S/A and Suzanopar Petroquímica Ltd.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the implementation of the Rio de Janeiro Gas-Chemical Complex up to September 2003, the total investment in Rio Polímeros amounted to the equivalent of US$ 630.1 million, of which US$ 356.7 million were funds from loans and US$ 273.4 million were paid in by shareholders. Of the amount of US$ 630.1 million, the equivalent of US$ 267 million were invested during the first nine months of 2003 (US$ 105.1 million by the shareholders and US$ 161.9 million funded by Project Finance).

The relevant factor occurred during the third quarter of 2003 that is worth mentioning, was the conclusion, in the Rio Polímeros industrial area, of the two large fractionating towers - ethylene and propylene -, the purge bins and reactors.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A./ Polibrasil Resinas S.A.

In the third quarter of 2003, Polibrasil recorded a loss of R$ 2.3 million. The result of this period reflects the decrease in the contribution margin that occurred from the second to the third quarter, mainly due to the increase in the volume of exports and the higher cost of propane. Despite this loss the company recorded an accumulated net income of R$ 55.4 million in the first nine months of 2003 compared to the R$ 19.6 million recorded in the same period of last year, a result by the effect of the valuation of the Real against the Dollar on debt in foreign currency contracted during the construction of the company's new polypropylene production unit.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

From January to September of this year Petroflex presented a net income of R$ 30.2 million, exceeding more than three times the profit of R$ 9.2 million recorded for the same period last year.

The net income of R$ 4.0 million recorded in the third quarter, was 12%, higher than the amount recorded in the second quarter of this year, despite being 2% lower when compared to the same period of 2002. The performance presented by the company in this quarter reflects the higher sales volume and the improvement in the mix of products sold.

The highlights of this quarter were the record of exported volumes achieved in the month of July and the opening of the company's office in Europe.

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, whose cash and cash equivalents in foreign currency are basically destined to the investments of Suzano Química in Rio Polímeros, for the implementation of the Rio de Janeiro Gas-Chemical Complex. From January to September of this year, the amount of US$ 36.7 million was transferred, and the equivalent of US$ 35.6 million was paid into Rio Polímeros.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2003 TO 09/30/2003	4- FROM 01/01/2003 TO 09/30/2003	5- FROM 07/01/2002 TO 09/30/2002	6- FROM 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	8,928	22,604	799	11,834
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(345)	(1,092)	(341)	(1,032)
3.06.03	FINANCIAL RESULT	126	869	269	629
3.06.03.01	FINANCIAL REVENUES	142	959	284	681
3.06.03.02	FINANCIAL EXPENSES	(16)	(90)	(15)	(52)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	9,147	22,827	871	12,237
3.07	OPERATING INCOME	8,928	22,604	799	11,834
3.08	NON OPERATING INCOME	0	0	0	178
3.08.01	REVENUES	0	0	0	178
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	8,928	22,604	799	12,012
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	(26,764)
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	8,928	22,604	799	(14,752)
	NUMBER OF SHARES (without shares in treasury - In Thousand)	144,376	144,376	1,379,084	1,379,084
	INCOME PER SHARE - R$	0.06184	0.15656	0.00058	
	LOSS PER SHARE				(0.01070)

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO PETROQUÍMICA S/A.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

The result of SPQ Investimentos e Participações Ltda. was derived mainly of the equity interest in Politeno Indústria e Comércio S.A.

Politeno Indústria e Comércio S.A.

The accumulated net income, in the third quarter of 2003, reached R$ 17.2 million, compared to R$19.2 million for the same period of the previous year, accumulating R$ 51.7 million in the first nine months of the year, 33% higher than the amount reached in the period in 2002.

In September 2003, management decided to sell part of the total accumulated credits of ICMS tax obtained from the purchase of raw material and inputs for production, up to the amount of R$ 38 million. As a result of this decision a provision was made for an adjustment to the realization value in the amount of R$ 4.94 million.

Total sales of the Company were 7% above those recorded in the third quarter of 2002, resulting, mainly, from the 47% increase in sales in the export market. The increase of exports reflects the strategy adopted by the company to compensate the retraction in the domestic market.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2003 TO 09/30/2003	4- FROM 01/01/2003 TO 09/30/2003	5- FROM 07/01/2002 TO 09/30/2002	6- FROM 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	(3,474)	51,495	(113)	18,072
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(4)	(64)	(5)	(56)
3.06.03	FINANCIAL RESULT	(14)	(15)	0	(1)
3.06.03.01	FINANCIAL REVENUES	0	0	0	0
3.06.03.02	FINANCIAL EXPENSES	(14)	(15)	0	(1)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	(3,456)	51,574	(108)	18,129
3.07	OPERATING INCOME	(3,474)	51,495	(113)	18,072
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(3,474)	51,495	(113)	18,072
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(3,474)	51,495	(113)	18,072
	NUMBER OF SHARES (without shares in treasury - In Thousand)	241,211	241,211	241,211	241,211
	INCOME PER SHARE - R$		0.21349		0.07492
	LOSS PER SHARE	(0.01440)		(0.00047)	

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

The result of Polibrasil Participações S.A was derived mainly of the indirect interest held on Polibrasil Resinas S.A.

Polibrasil Participações S.A./Polipropileno S.A./ Polibrasil Resinas S.A.

In the third quarter of 2003, Polibrasil recorded a loss R$ 2.3 million. The result of this period reflects the decrease in the contribution margin that occurred from the second to the third quarter, mainly due to the increase in the volume of exports and the higher cost of propane. Despite this loss the company recorded an accumulated net income of R$ 55.4 million in the first nine months of 2003 compared to the R$ 19.6 million recorded in the same period of last year, a result by the effect of the valuation of the Real against the Dollar on debt in foreign currency contracted during the construction of the company's new polypropylene production unit.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2003 TO 09/30/2003	4- FROM 01/01/2003 TO 09/30/2003	5- FROM 07/01/2002 TO 09 /30/2002	6- FROM 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	701	2,952	4,938	8,934
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(11)	(54)	(186)	(345)
3.06.03	FINANCIAL RESULT	712	3,006	5,124	9,279
3.06.03.01	FINANCIAL REVENUES	1,309	4,427	5,860	10,991
3.06.03.02	FINANCIAL EXPENSES	(597)	(1,421)	(736)	(1,712)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	0	0	0	0
3.07	OPERATING INCOME	701	2,952	4,938	8,934
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	701	2,952	4,938	8,934
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	701	2,952	4,938	8,934
	NUMBER OF SHARES (without shares in treasury - In Thousand)	61,400	61,400	111,200	111,200
	INCOME PER SHARE - R$	0.01142	0.04808	0.04441	0.08034
	LOSS PER SHARE				

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, whose cash and cash equivalents in foreign currency are basically destined to the investments of Suzano Química in Rio Polímeros, for the implementation of the Rio de Janeiro gas-chemical complex. From January to September of this year, the amount of US$ 36.7 million was transferred, and the equivalent of US$ 35.6 million was paid into Rio Polímeros.

FILE Nº 82-34667

KPMG

Suzano Petroquímica S.A.

Independent accountant's review report
Interim Financial Information
September 30, 2003

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountant's review report

To
The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have reviewed the Interim Financial Information of Suzano Petroquímica S.A., for the nine-month period ended September 30, 2003, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil. The interim financial information of the subsidiary Politeno Indústria e Comércio S.A. was reviewed by other independent auditors and their report was provided to us. Our report, regarding this investment, represents 18.9% of total assets and the equity earnings of this subsidiary represents 91% of the net result for the period, is exclusively based on the report of the other independent auditors.

Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accounting, and consisted, basically, of: (a) inquire and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, significant effects on the financial situation and the operations of the Company.

Based on our special review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any significant change which should be made in the quarterly information above, so that they are in accordance with the accounting practices adopted in Brazil and rules issued by CVM (Comissão de Valores Mobiliários), specifically applicable to the preparation of the mandatory quarterly information.

November 4, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9000	3037-9181	3037-9500	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3037-9013	3037-9076		

15-E-MAIL

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence to Company)

1-NAME
João Pinheiro Nogueira Batista

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6-UF
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9000	3037-9181	3037-9500	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3037-9013	3037-9076	

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2003	12/31/2003	3	07/01/2003	09/30/2003	2	04/01/2003	06/30/2003

9- AUDITOR NAME	10 -CVM CODE
KPMG - Auditores Independentes	00418-9
11 - NAME OF THE RESPONSABLE TECHNICIAN	12 - GTR RESPONSABLE TECHNICIAN
José Luiz Ribeiro de Carvalho	007.769.948-32

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 09/30/2003	2-PRIOR QUARTER 06/30/2003	3-SAME QUARTER OF LAST YEAR - 09/30/2002
PAID CAPITAL			
COMMON	97,375	97,375	97,375
PREFERRED	123,820	123,820	123,820
TOTAL	221,195	221,195	221,195
TREASURY SHARES			
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S CHARACTERISTICS

1-TYPE OF COMPANY: COMMERCIAL AND INDUSTRIAL COMPANY AND OTHERS
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL PRIVATE NATIONAL
4-ACTIVITY CODE 1170000 - PARTICIPATION AND ANY CORPORATION
5-MAIN ACTIVITY PARTICIPATION AS A PARTNER OF ANY CORPORATION
6-CONSOLIDATED (YES/NO) NO
7-TYPE OF ACCOUNTANTS' REVIEW REPORT WITHOUT EXCEPTION

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-NAME

01.08 - DIVIDENDS DETERMINED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-REVENUE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.09 - PAD-IN CAPITAL STOCK AND ALTERATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
11/13/2003	

(1) EOGM - Extraordinary and Ordinary General Meetings
(A FREE TRANSLATION OF THE ORIGINAL FORMS IN PORTUGUESE SUBMITTED TO CVM WHICH HAD SOME FIGURES IN THE BALANCE SHEET ONDENSED).

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 09/30/2003	4- 06/30/2003
1	TOTAL ASSETS	873,125	866,127
1.01	CURRENT ASSETS	15,904	21,078
1.01.01	CASH AND CASH EQUIVALENTS	2,900	4,434
1.01.01.01	CASH AND BANKS	7	10
1.01.01.02	INTEREST EARNING BANK DEPOSITS	2,893	4,424
1.01.02	DEBTORS	13,004	16,644
1.01.02.01	DIVIDENDS RECEIVABLE	8,078	8,078
1.01.02.02	INTEREST ON SHAREHOLDER'SEQUITY	548	4,265
1.01.02.03	RECOVERABLE TAXES	4,281	4,212
1.01.02.04	OTHER DEBTORS	97	89
1.01.03	INVENTORIES	0	0
1.01.04	OTHERS	0	0
1.02	LONG TERM ASSETS	12,289	12,289
1.02.01	ACCOUNTS RECEIVABLE	0	0
1.02.02	LOANS WITH RELATED COMPANIES	12,289	12,289
1.02.02.01	LOANS WITH AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS WITH SUBSIDIARIES	12,289	12,289
1.02.02.03	LOANS WITH OTHER RELATED COMPANIES	0	0
1.02.03	OTHERS	0	0
1.03	PERMANENT ASSETS	844,932	832,760
1.03.01	INVESTMENTS	844,300	832,132
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	838,790	826,455
1.03.01.02.01	SUZANO QUÍMICA LTDA.	671,810	668,404
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	166,980	158,051
1.03.01.03	OTHER INVESTMENTS	5,510	5,677
1.03.01.03.01	UNAMORTIZED GOODWILL (DISCOUNT)	5,510	5,677
1.03.02	PROPERTY,PLANT AND EQUIPMENT	632	628
1.03.02.01	OTHER ASSETS	632	628

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE		
35 300 187865		

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 09/30/2003	4- 06/30/2003
2	TOTAL LIABILITIES	873,125	866,127
2.01	CURRENT LIABILITIES	6,908	6,993
2.01.01	LOANS AND FINANCING	6,165	6,457
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES, RATES AND CONTRIBUTIONS	62	42
2.01.04.01	TAXES PAYABLE	62	42
2.01.05	DIVIDENDS PAYABLE	7	7
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	0	0
2.01.08	OTHERS	674	487
2.01.08.01	REMUNERATION AND PAYROLL TAXES	609	456
2.01.08.02	ACCOUNTS PAYABLE	65	31
2.02	LONG TERM LIABILITIES	12,136	15,003
2.02.01	LOANS AND FINANCING	12,136	15,003
2.02.01.01	LOANS AND FINANCING	12,136	15,003
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	LOANS FROM RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.03	FUTURE ACCOUNTING PERIODS RESULTS	0	0
2.05	SHAREHOLDERS' EQUITY	854,081	844,131
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,542	2,542
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	2,542	2,542
2.05.04	PROFIT ESERVES	64,595	64,595
2.05.04.01	LEGAL RESERVE	3,874	3,874
2.05.04.02	RESERVE REQUIRED BY COMPANY BY LAWS	54,229	54,229
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS	6,492	6,492
2.05.05	ACCUMULATED PROFIT (LOSS)	(7,439)	(17,389)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 09/30/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

003.01 - STATEMENTS OF INCOME QUARTERLY (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2003 TO 09/30/2003	4- FROM 01/01/2003 TO 09/30/2003	5- FROM 07/01/2002 TO 09/30/2002	6- FROM 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE OF SALES AND/ OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	9,950	(7,439)	104,063	154,490
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(2,048)	(5,242)	(1,359)	(3,709)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(2,048)	(5,242)	(1,359)	(3,709)
3.06.03	FINANCIAL RESULT	(170)	(249)	726	1,823
3.06.03.01	FINANCIAL REVENUES	396	1,758	1,301	4,560
3.06.03.02	FINANCIAL EXPENSES	(566)	(2,007)	(575)	(2,737)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	12,168	(1,948)	104,696	156,376
3.06..06.01	EQUITY INTEREST IN SUBSIDIARIES	12,335	(1,447)	104,863	156,877
3.06.06.02	AMORTIZATION OF GOODWILL	(167)	(501)	(167)	(501)
3.07	OPERATING INCOME	9,950	(7,439)	104,063	154,490
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	9,950	(7,439)	104,063	154,490
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	9	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	EMPLOYEES	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	9,950	(7,439)	104,063	154,490
	NUMBER OF SHARES (WITHOUT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	INCOME PER SHARE - R$	0.04498		0.47046	0.69843
	LOSS PER SHARE		(0.03363)		

04.01 - EXPLANATORY NOTES

(In thousands of reais)

1 - OPERATIONS

The Company mainly holds interests in petrochemical companies.

2 - PRESENTATION OF THE INTERIM FINANCIAL INFORMATION

The interim financial information was prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year ended December 31, 2002 and can be summarized as follows:

Interest earning bank deposits - recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Investments - in subsidiaries were valued using the equity method, and other investments were valued at cost. The goodwill is based on future economic benefits and is amortized over a 10 year period;

Property, plant and equipment - is recorded at acquisition, formation or construction cost. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;

Income and social contribution taxes - income tax is calculated at the rate of 15% of adjusted income, plus an additional of 10%. Social contribution tax is calculated at the rate of 9% of adjusted book income;

Rights and obligations - are price-level restated according to the exchange rates or index and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

Interest on loans and financing - interest on loans and financing are recorded in accordance with the term of the contracts utilizing the effective interest rate.

4 - RELATED PARTIES

	September 30, 2003	June 30, 2003
Advance for future capital increase		
Suzano Química Ltda.	12,289	12,289

5 - INVESTMENTS

	Investments	
	September 30,2003	June 30,2003
Subsidiaries		
Suzano Química Ltda.	671,810	668,404
SPQ Investimentos e Participações Ltda.	166,980	158,051
	838,790	826,455
Unamortized goodwill	5,510	5,677
TOTAL	844,300	832,132

Statement of investments in subsidiaries

	Suzano Quimica Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Ownership interest			
June 30, 2003			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
September 30, 2003			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries / affiliates			
Share capital	629,703	144,376	
Adjusted shareholder's equity	671,810	166,980	
Adjusted results for the period	(24,051)	22,604	
c) Investments			
December 31, 2001	542,345	164,925	707,270
Purchase and subscription of shares	24,790		24,790
Revaluation reserve	2,542		2,542
Equity interest	142,751	(8,049)	134,702
Interest on shareholders' equity	(16,577)		(16,577)
December 31, 2002	695,851	156,876	852,727
Purchase and subscription of shares	10		10
Investment reduction (1)		(12,500)	(12,500)
Equity interest	(24,051)	22,604	(1,447)
September 30, 2003	671,810	166,980	838,790

(1) It relates to the transfer of resources from the subsidiary, in order to allow the Company to pay for interest on shareholders' equity and dividends.

For better presentation of the investments in the direct subsidiaries Suzano Química Ltda and SPQ Investimentos e Participações Ltda. the changes of these investments are presented below.

	Suzano Quimica					SPQ Investimentos e Participações Ltda.
	Rio Polímeros S.A. (1)	Suzanopar Petroquímica Ltd. (2)	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A. (3)	Politeno Indústria e Comércio S.A (3)
a) Ownership interest						
June 30, 2003						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.39%
September 30, 2003						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.39%
b) Information on subsidiaries / affiliates						
Share capital	771,920	179,497	275,080	148,854	66,344	246,648
Adjusted shareholder's equity	771,920	191,613	406,387	175,292	23,459	485,306
Adjusted results for the period		2,953	51,495	30,194	(342)	51,712
c) Investments						
December 31, 2001	66,546	290,287	141,135	20,364	25,226	134,250
Purchase and subscription of shares	79,977		23,588		11,904	
Negative goodwill on subscription of shares					2,563	
Revaluation reserve				2,542		
Investment reduction		(84,560)				
Dividends						(6,061)
Equity interest		151,965	12,724	6,131	(19,801)	18,906
December 31, 2002	146,523	357,692	177,447	29,037	19,892	147,095
Purchase and subscription of shares	110,784					
Investment reduction		(112,461)				
Dividends						(4,078)
Equity interest		(53,618)	25,746	6,230	(286)	22,827
September 30, 2003	257,307	191,613	203,193	35,267	19,606	165,844

(1)Pre-operating stage enterprise – according to the project finance and until completion of the project, Suzano Quimica will be required to subscribe additional share capital amounting to US$ 65 million, aproximately;

(2).Transfer of resources for the purpose of capital increase in Rio Polimeros S.A.;

(3) Polipropileno Participações S.A. and Politeno Indústria e Comércio S.A. hold direct interests of 10.93% and 11.11%, respectively, in Nordeste Química S.A. - NORQUISA. These interests were measured using the equity method based on the net equity of this investee as of May 31, 2002.

With the equity restructuring of COPENE - Petroquímica do Nordeste S.A. resulting in the creation of Braskem S.A. as approved in the extraordinary shareholders' meeting of August 16, 2002, NORQUISA, which previously held control of Copene, had its interest reduced and lost control over COPENE, now Braskem, and as a result the condition of joint control of NORQUISA by Polipropileno Participações S.A. and Politeno Indústria e Comércio S.A. over NORQUISA no longer exists.

Since then the companies ceased to have influence over the administration of NORQUISA, changing the valuation criteria from equity interest to cost using as source the company's net equity as of May 31, 2002, the same date of the balance sheet used for purposes of the restructuring process.

6 - LOANS AND FINANCING

Loans and financing

	Index	Interest	September 30, 2003 Short-term	September 30, 2003 Long-term	June 30, 2003
Investment financing for purchase of shares in the privatization of Politeno Indústria e Comércio S.A.	TR	6.5% p.a.	6,165	12,136	21,460

The long-term portion of loans and financing mature as follows:

2005	6,068
2006	6,068
	12,136

7 - SHARE CAPITAL

The Capital subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares with voting rights and 123,819,934 preferred shares with no voting rights.

8 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at September 30, 2003 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Loans and financing in local currency	18,301	18,236

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliates, credits with affiliates and investment financing.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded in accordance with the equity method, and no market value comparison exists in face of the characteristics of the investments.

The balances of investment financings had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those instruments of the same nature.

9 - GUARANTEES

As of September 30, 2003 and June 30, 2003, guarantees provided to subsidiaries and affiliates were as follows:

	September 30, 2003	June 30, 2003
Suzano Química Ltda.		
Letter of guarantee	87,199	85,158
Politeno Indústria e Comércio S.A.		
IFC - Plant modernization	1,514	1,471
Guarantees related to the total petrochemical net assets split off from Companhia Suzano de Papel e Celulose, which are being transferred, are as follows:		
Petroflex Indústria e Comércio S.A.		
BNDES	10,557	11,260
Banco do Brasil - Privatization Coperbo	1,220	1,802
	11,777	13,062
Polibrasil Resinas S.A.		
Credit line FMO	134,307	130,134
BNDES	50,123	52,496
	184,430	182,630
Total	284,920	282,321

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

MANAGEMENT REPORT

THIRD QUARTER OF 2003

Suzano Petroquímica S.A. recorded an income of R$ 9.95 million in the third quarter, originated basically from the equity result of subsidiaries and affiliated companies as presented below:

	% Share Capital	Equity (R$ million)
Total equity		12.3
Through SPQ Investimentos e Participações Ltda.		8.9
SPQ Investimentos e Participações Ltda.	100.0	(0.2)
Politeno Indústria e Comércio S/A	33.4	9.1
Through Suzano Química Ltda.		3.4
Suzano Química Ltda.	100.0	(0.5)
Polibrasil Participações S/A	50.0	(1.8)
Petroflex Indústria e Comércio S/A	20.1	0.8
Suzanopar Petroquímica Ltd.	100.0	4.9

The petrochemical sector went through two distinct moments during the first six months of 2003. In the first quarter, preventive inventories were formed by customers anticipating their orders in view of successive increases in prices of oil and naphtha, while the second quarter was characterized by the expectation of a drop decline in prices and high inventory levels, forcing industries to intensify their exports during the period.

Results for the third quarter indicate an upswing trend confirmed by the new indicators that brought a certain relief to the sector. Factors such as the replacement of inventories, due to good part of the customers along the chain had inventories below the desired levels, and the sector's seasonality due specially by the end of year holidays, helped in this recovery.

This way, the perspectives for the last quarter of the year are positive. It is expected that the latest measures taken by the Government, such as the successive reduction in interest rates and the concession of credit incentives through specific credit facilities, will lead to the recovery of the workers' purchasing power and improve the economic activity.

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

The accumulated net income, in the third quarter of 2003, reached R$ 17.2 million, compared to R$ 19.2 million for the same period of the previous year, accumulating R$51.7 million in the first nine months of the year, 33% higher than the same period in 2002.

In September 2003, management decided to sell part of the total accumulated credits of ICMS tax obtained from the purchase of raw material and inputs for production, up to the amount of R$ 38 million. As a result of this decision a provision was made for an adjustment to the realization value in the amount of R$ 4.94 million.

Total sales of the Company were 7% above those recorded in the third quarter of 2002, resulting, mainly, from the 47% increase in sales in the export market. The increase of exports reflects the strategy adopted by the company to compensate the retraction in the domestic market.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the implementation of the Rio de Janeiro Gas-Chemical Complex up to September 2003, the total investment in Rio Polímeros amounted to the equivalent of US$ 630.1 million, of which US$ 356.7 million were funds from loans and US$ 273.4 million were paid in by shareholders. Of the amount of US$ 630.1 million, the equivalent of US$ 267 million were invested during the first nine months of 2003 (US$ 105.1 million by the shareholders and US$ 161.9 million funded by Project Finance).

The relevant fact occurred during the third quarter of 2003 that is worth mentioning, was the lifting in the Rio Polímeros industrial area of the two large fractioning towers - ethylene and propylene -, the purge bins and reactors.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A./ Polibrasil Resinas S.A.

In the third quarter of 2003, Polibrasil recorded a loss of R$ 2.3 million. The result of this period reflects the decrease in the contribution margin that occurred from the second to the third quarter, mainly due to the increase in the volume of exports and the higher cost of propane. Despite this loss the company recorded an accumulated net income of R$ 55.4 million in the first nine months of 2003 compared to the R$ 19.6 million recorded in the same period of last year, a result by the effect of the valuation of the Real against the Dollar on debt in foreign currency contracted during the construction of the company's new polypropylene production unit.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

From January to September of this year Petroflex presented a net income of R$ 30.2 million, exceeding more than three times the profit of R$ 9.2 million recorded for the same period last year.

The net income of R$ 4.0 million recorded in the third quarter, was 12%, higher than the amount recorded in the second quarter of this year, despite being 2% lower when compared to the same period of 2002. The performance presented by the company in this quarter reflects the higher sales volume and the improvement in the mix of products sold.

The highlights of this quarter were the record of exported volumes achieved in the month of July and the opening of the company's office in Europe.

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, whose cash and cash equivalents in foreign currency are basically destined to the investments of Suzano Química in Rio Polímeros, for the implementation of the Rio de Janeiro Gas-Chemical Complex. From January to September of this year, the amount of US$ 36.7 million was transferred, and the equivalent of US$ 35.6 million was paid into Rio Polímeros.

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- GENERAL TAXPAYERS REGISTER	4- CLASSIFICATION	5- SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS'EQUITY %	7-TYPE OF CO.	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	80.10	1	629,703	629,703
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	19.55	1	144,376	144,376
4	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	23.79	1	120,606	120,606
5	POLIPROPILENO S/A	13.604.087/0001-58	5	97.68	25,21	1	120,993,779	120,993,779
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	22.43	1	61,400	73,400
7	POLITENO INDÚSTRIA E COMÉRCIO S/A	13.603.683/0001-13	5	33.39	19.42	1	15,137,407	15,137,407
8	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	30.13	1	222,660	197,096

4 - CLASSIFICATION:
1- PUBLICLY SUBSIDIARY
2- PUBLICLY AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

Independent accountant's review report

To
The Board of Directors and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

We have reviewed the Interim Financial Information of Suzano Petroquímica S.A., for the nine-month period ended September 30, 2003, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil. The interim financial information of the subsidiary Politeno Indústria e Comércio S.A. was reviewed by other independent auditors and their report was provided to us. Our report, regarding this investment, represents 18.9% of total assets and the equity earnings of this subsidiary represents 91% of the net result for the period, is exclusively based on the report of the other independent auditors.

Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accounting, and consisted, basically, of: (a) inquire and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, significant effects on the financial situation and the operations of the Company.

Based on our special review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any significant change which should be made in the quarterly information above, so that they are in accordance with the accounting practices adopted in Brazil and rules issued by CVM (Comissão de Valores Mobiliários), specifically applicable to the preparation of the mandatory quarterly information.

November 4, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2003 TO 09/30/2003	4- FROM 01/01/2003 TO 09/30/2003	5- FROM 07/01/2002 TO 09/30/2002	6- FROM 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	3,448	(23,797)	108,570	180,307
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(631)	(2,407)	(613)	(1,156)
3.06.03	FINANCIAL RESULT	130	538	93	456
3.06.03.01	FINANCIAL REVENUES	237	1,004	168	615
3.06.03.02	FINANCIAL EXPENSES	(107)	(466)	(75)	(159)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	3,949	(21,928)	109,090	181,007
3.07	OPERATING INCOME	3,448	(23,797)	108,570	180,307
3.08	NON OPERATING INCOME	0	0	(2,563)	0
3.08.01	REVENUES	0	0	(2,563)	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	3,448	(23,797)	106,007	180,307
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(42)	(254)	(1,942)	(1,942)
3.11	DEFERRED INCOME TAX	0	0	0	(6,735)
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	3,406	(24,051)	104,065	171,630
	NUMBER OF SHARES (without shares in treasury - In Thousand)	629,703	629,703	604,903	604,903
	INCOME PER SHARE-R$	0.00541		0.17204	0.28373
	LOSS PER SHARE		(0.03819)		

02- SUBSIDIARIES/AFFILIATED COMPANIES

1 - COMPANY NAME
SUZANO QUÍMICA LTDA

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:SUZANO QUÍMICA LTDA.

The income of the subsidiary Suzano Química Ltda. is derived mainly from its direct equity in Petroflex Indústria e Comércio S/A, in Rio Polímeros S/A and its indirect equity in Polibrasil Resinas S/A and Suzanopar Petroquímica Ltd.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the implementation of the Rio de Janeiro Gas-Chemical Complex up to September 2003, the total investment in Rio Polímeros amounted to the equivalent of US$ 630.1 million, of which US$ 356.7 million were funds from loans and US$ 273.4 million were paid in by shareholders. Of the amount of US$ 630.1 million, the equivalent of US$ 267 million were invested during the first nine months of 2003 (US$ 105.1 million by the shareholders and US$ 161.9 million funded by Project Finance).

The relevant factor occurred during the third quarter of 2003 that is worth mentioning, was the conclusion, in the Rio Polímeros industrial area, of the two large fractionating towers - ethylene and propylene -, the purge bins and reactors.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A./ Polibrasil Resinas S.A.

In the third quarter of 2003, Polibrasil recorded a loss of R$ 2.3 million. The result of this period reflects the decrease in the contribution margin that occurred from the second to the third quarter, mainly due to the increase in the volume of exports and the higher cost of propane. Despite this loss the company recorded an accumulated net income of R$ 55.4 million in the first nine months of 2003 compared to the R$ 19.6 million recorded in the same period of last year, a result by the effect of the valuation of the Real against the Dollar on debt in foreign currency contracted during the construction of the company's new polypropylene production unit.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

From January to September of this year Petroflex presented a net income of R$ 30.2 million, exceeding more than three times the profit of R$ 9.2 million recorded for the same period last year.

The net income of R$ 4.0 million recorded in the third quarter, was 12%, higher than the amount recorded in the second quarter of this year, despite being 2% lower when compared to the same period of 2002. The performance presented by the company in this quarter reflects the higher sales volume and the improvement in the mix of products sold.

The highlights of this quarter were the record of exported volumes achieved in the month of July and the opening of the company's office in Europe.

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, whose cash and cash equivalents in foreign currency are basically destined to the investments of Suzano Química in Rio Polímeros, for the implementation of the Rio de Janeiro Gas-Chemical Complex. From January to September of this year, the amount of US$ 36.7 million was transferred, and the equivalent of US$ 35.6 million was paid into Rio Polímeros.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2003 TO 09/30/2003	4- FROM 01/01/2003 TO 09/30/2003	5- FROM 07/01/2002 TO 09/30/2002	6- FROM 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	8,928	22,604	799	11,834
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(345)	(1,092)	(341)	(1,032)
3.06.03	FINANCIAL RESULT	126	869	269	629
3.06.03.01	FINANCIAL REVENUES	142	959	284	681
3.06.03.02	FINANCIAL EXPENSES	(16)	(90)	(15)	(52)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	9,147	22,827	871	12,237
3.07	OPERATING INCOME	8,928	22,604	799	11,834
3.08	NON OPERATING INCOME	0	0	0	178
3.08.01	REVENUES	0	0	0	178
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	8,928	22,604	799	12,012
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	(26,764)
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	8,928	22,604	799	(14,752)
	NUMBER OF SHARES (without shares in treasury - In Thousand)	144,376	144,376	1,379,084	1,379,084
	INCOME PER SHARE - R$	0.06184	0.15656	0.00058	
	LOSS PER SHARE				(0.01070)

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO PETROQUÍMICA S/A.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:

SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

The result of SPQ Investimentos e Participações Ltda. was derived mainly of the equity interest in Politeno Indústria e Comércio S.A.

Politeno Indústria e Comércio S.A.

The accumulated net income, in the third quarter of 2003, reached R$ 17.2 million, compared to R$19.2 million for the same period of the previous year, accumulating R$ 51.7 million in the first nine months of the year, 33% higher than the amount reached in the period in 2002.

In September 2003, management decided to sell part of the total accumulated credits of ICMS tax obtained from the purchase of raw material and inputs for production, up to the amount of R$ 38 million. As a result of this decision a provision was made for an adjustment to the realization value in the amount of R$ 4.94 million.

Total sales of the Company were 7% above those recorded in the third quarter of 2002, resulting, mainly, from the 47% increase in sales in the export market. The increase of exports reflects the strategy adopted by the company to compensate the retraction in the domestic market.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2003 TO 09/30/2003	4- FROM 01/01/2003 TO 09/30/2003	5- FROM 07/01/2002 TO 09/30/2002	6- FROM 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	(3,474)	51,495	(113)	18,072
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(4)	(64)	(5)	(56)
3.06.03	FINANCIAL RESULT	(14)	(15)	0	(1)
3.06.03.01	FINANCIAL REVENUES	0	0	0	0
3.06.03.02	FINANCIAL EXPENSES	(14)	(15)	0	(1)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	(3,456)	51,574	(108)	18,129
3.07	OPERATING INCOME	(3,474)	51,495	(113)	18,072
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(3,474)	51,495	(113)	18,072
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(3,474)	51,495	(113)	18,072
	NUMBER OF SHARES (without shares in treasury - In Thousand)	241,211	241,211	241,211	241,211
	INCOME PER SHARE - R$		0.21349		0.07492
	LOSS PER SHARE	(0.01440)		(0.00047)	

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

The result of Polibrasil Participações S.A was derived mainly of the indirect interest held on Polibrasil Resinas S.A.

Polibrasil Participações S.A./Polipropileno S.A./ Polibrasil Resinas S.A.

In the third quarter of 2003, Polibrasil recorded a loss R$ 2.3 million. The result of this period reflects the decrease in the contribution margin that occurred from the second to the third quarter, mainly due to the increase in the volume of exports and the higher cost of propane. Despite this loss the company recorded an accumulated net income of R$ 55.4 million in the first nine months of 2003 compared to the R$ 19.6 million recorded in the same period of last year, a result by the effect of the valuation of the Real against the Dollar on debt in foreign currency contracted during the construction of the company's new polypropylene production unit.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 07/01/2003 TO 09/30/2003	4- FROM 01/01/2003 TO 09/30/2003	5- FROM 07/01/2002 TO 09 /30/2002	6- FROM 01/01/2002 TO 09/30/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	701	2,952	4,938	8,934
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(11)	(54)	(186)	(345)
3.06.03	FINANCIAL RESULT	712	3,006	5,124	9,279
3.06.03.01	FINANCIAL REVENUES	1,309	4,427	5,860	10,991
3.06.03.02	FINANCIAL EXPENSES	(597)	(1,421)	(736)	(1,712)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	0	0	0	0
3.07	OPERATING INCOME	701	2,952	4,938	8,934
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	701	2,952	4,938	8,934
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	701	2,952	4,938	8,934
	NUMBER OF SHARES (without shares in treasury - In Thousand)	61,400	61,400	111,200	111,200
	INCOME PER SHARE - R$	0.01142	0.04808	0.04441	0.08034
	LOSS PER SHARE				

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, whose cash and cash equivalents in foreign currency are basically destined to the investments of Suzano Química in Rio Polímeros, for the implementation of the Rio de Janeiro gas-chemical complex. From January to September of this year, the amount of US$ 36.7 million was transferred, and the equivalent of US$ 35.6 million was paid into Rio Polímeros.